VEON appoints Yaroslav Glazunov as alternate director for Alexander Pertsovsky Amsterdam, 28 October 2020 - VEON Ltd. (NASDAQ and Euronext Amsterdam: VEON), a leading global provider of connectivity and digital services, announced today the appointment of Yaroslav Glazunov to the Company’s Board of Directors as an alternate director for Alexander Pertsovsky. Mr. Pertsovsky has been a member of the VEON Board since January 2018. Mr. Glazunov joined Spencer Stuart in January 2014 and is a managing partner at Spencer Stuart International based in Moscow. Prior to joining Spencer Stuart, he was a partner at Heidrick & Struggles in Moscow. He has been in the global leadership advisory business for 20 years, focusing on CEO succession, efficiency and performance. As a partner at one of the top worldwide leadership consulting firms, he has worked extensively with corporate boards and founders of companies in Europe, India and Russia. He holds a master's degree in management from Plekhanov University. He previously completed a leadership program at INSEAD in Fontainebleau, France, and an executive program at Singularity University in Silicon Valley, California. About VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services, headquartered in Amsterdam. Our vision is to empower customer ambitions through technology, acting as a digital concierge to guide their choices and connect them with resources that match their needs. For more information visit: http://www.veon.com. Disclaimer This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding management plans. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward- looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. VEON Contacts: Investor Relations Nik Kershaw ir@veon.com Tel: +31 20 79 77 200